UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*

                        WILSONS THE LEATHER EXPERTS, INC.
        -----------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    972463103
                              --------------------
                                 (CUSIP Number)

                                  July 2, 2004
        ----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         / X /    Rule 13d-1(b)
         /   /    Rule 13d-1(c)
         /   /    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G/A
                               CUSIP NO. 972463103


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Quaker Capital Management Corporation
     --------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group

        (a)
             ------
        (b)    X
             ------

3.   SEC Use Only
                    -----------------------------------------------------------

4.   Citizenship or Place of Organization               Pennsylvania
                                                        -----------------------

    Number of        5.  Sole Voting Power              6,271,063
     Shares                                             -----------------------
   Beneficially      6.  Shared Voting Power            0
    Owned by                                            -----------------------
  Each Reporting     7.  Sole Dispositive Power         6,271,063
     Person                                             -----------------------
      With:          8.  Shared Dispositive Power       0
                                                        -----------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     6,271,063
     ----------------

10.  Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares
            --------
     The Reporting Person disclaims beneficial ownership of 6,271,063 shares owned by its clients.

11.  Percent of Class Represented by Amount in Row (9)

                                                        15.68%(1)
                                                        -----------------------

12.  Type of Reporting Person                           IA

                                                        -----------------------

-------------------
(1) The Reporting Person is filing this amendment only to re-calculate this percentage from the 14.64% reflected in the Schedule 13G it filed on July 12, 2004.


                                Page 2 of 6 Pages

                                 SCHEDULE 13G/A
                               CUSIP NO. 972463103


Item 1.

     (a)  Name of Issuer

          WILSONS THE LEATHER EXPERTS, INC.
          ---------------------------------------------------------------------

     (b)  Address of Issuer's Principal Executive Offices

          7401 Boone Ave. N., Brooklyn Park, MN 55428
          ---------------------------------------------------------------------
Item 2.

     (a)  Name of Persons Filing

          Quaker Capital Management Corporation
          ---------------------------------------------------------------------

     (b)  Address of Principal Business Office or, if none, Residence

          401 Wood Street, Suite 1300, Pittsburgh, PA  15222
          ---------------------------------------------------------------------

     (c)  Citizenship

          Pennsylvania, USA
          ---------------------------------------------------------------------

     (d)  Title of Class of Securities

          Common Stock
          ---------------------------------------------------------------------

     (e)  CUSIP Number

          972463103
          ---------------------------------------------------------------------


                                Page 3 of 6 Pages

                                 SCHEDULE 13G/A
                               CUSIP NO. 972463103



Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)  /   /  Broker of dealer registered under section 15 of the Act;

     (b)  /   /  Bank as defined in section 3(a)(6) of the Act;

     (c)  /   /  Insurance company as defined in section 3(a)(19) of the Act;

     (d)  /   /  Investment company registered under section 8 of the Investment
                 Company Act of 1940;

     (e)  / X /  An investment adviser in accordance with ss.240.13d-1(b)(l)
                 (ii)(E);

     (f)  /   /  An employee benefit plan or endowment fund in  accordance with
                 ss.240.13d-1(b)(1)(ii)(F);

     (g)  /   /  A parent holding company or control person in  accordance  with
                 ss.240.13d-1(b)(1)(ii)(G);

     (h)  /   /  A savings association as defined in Section 3(b) of the Federal
                 Deposit Insurance Act;

     (i)  /   /  A church plan that  is  excluded  from  the  definition  of  an investment  company under section  3(c)(14) of the Investment
                 Company Act of 1940;

     (j)  /   /  Group, in accordance with ss.240.13d-1((b)(l)(ii)(J)

Item 4.  Ownership
         ---------

          (a) The Reporting Person, in its capacity as investment adviser, may be deemed to be the beneficial owner of 6,271,063 shares of the Common Stock of the Issuer which are owned by various investment advisory clients of the Reporting Person in accounts over which the Reporting Person has discretionary authority. The filing of this report shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of these securities.

          (b) The shares covered by this report represent 15.68% of the Common Stock of the Issuer.


                                Page 4 of 6 Pages

                                 SCHEDULE 13G/A
                               CUSIP NO. 972463103



          (c) The Reporting Person has sole voting and dispositive power over all 6,271,063 shares owned by its clients and held in accounts over which it has discretionary authority.

Item 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

                                                                    ----------

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          All 6,271,063 of the shares with respect to which this report is filed are owned by a variety of investment advisory clients of the Reporting Person, which clients are entitled to receive dividends on and the proceeds from the sale of such shares. No client is known to own more than 5% of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          Not applicable.

Item 8.   Identification and Classification of Members of the Group

          Not applicable.

Item 9.   Notice of Dissolution of Group

          Not applicable.

Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                Page 5 of 6 Pages

                                 SCHEDULE 13G/A
                               CUSIP NO. 972463103


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               QUAKER CAPITAL MANAGEMENT CORPORATION


                                   August 16, 2004
                                   ----------------------------------------
                                                  Date

                                   /s/ Mark G. Schoeppner
                                   ----------------------------------------
                                                  Signature

                                   Mark G. Schoeppner, President
                                   ----------------------------------------
                                                  Name/Title














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